UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under

Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 1)

POINT BIOPHARMA GLOBAL INC.

(Name of Subject Company (issuer))

YOSEMITE FALLS ACQUISITION CORPORATION

(Offeror)

a wholly-owned subsidiary of

ELI LILLY AND COMPANY

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common stock, $0.0001 par value per share

(Title of Class of Securities)

730541109

(CUSIP Number of Class of Securities)

Anat Hakim

Executive Vice President, General Counsel and Secretary

Eli Lilly and Company

Lilly Corporate Center

Indianapolis, Indiana 46285

Telephone: (317) 276-2000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Sophia Hudson, P.C.

Asher Qazi

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

Telephone: (212) 446-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 13, 2023 (as it may be further amended and supplemented from time to time, the “Schedule TO”) and relates to the offer by Yosemite Falls Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Lilly”), to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of POINT Biopharma Global Inc., a Delaware corporation (“POINT”), at a purchase price of $12.50 per Share, net to the stockholder in cash, without interest and less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 13, 2023, and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

The Offer will expire at one minute past 11:59 p.m., Eastern Time, on November 9, 2023, unless the Offer is extended or earlier terminated (such time or such subsequent time to which the expiration of the Offer is extended, the “Expiration Time”). In the case of an extension of the Expiration Time, a public announcement of such extension will be made no later than 9:00 a.m., Eastern Time, on the business day after the previously scheduled Expiration Time. The terms and conditions relating to the Offer, including the procedures regarding the extension of the Expiration Time, are described in Section 1 — “Terms of the Offer” of the Offer to Purchase.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by adding the following new sub-heading and paragraphs immediately following the end of the last paragraph in Section 16 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase:

“Certain Litigation

In connection with the Offer and Merger Agreement, three complaints have been filed as individual actions in the United States District Courts. Certain demand letters have also been sent to POINT by purported stockholders making similar allegations.

On October 24, 2023, a purported POINT stockholder filed a complaint against POINT and each member of the POINT Board in the United States District Court for the District of Delaware, captioned Clark v. POINT Biopharma Global Inc., et al., Case No. 1:23-cv-01207-UNA (the “Clark Complaint”). On October 25, 2023, a purported POINT stockholder filed a complaint against POINT and each member of the POINT

Board in the United States District Court for the District of Delaware, captioned Jones v. POINT Biopharma Global Inc., et al., Case No. 1:23-cv-01213-UNA (the “Jones Complaint”). On October 25, 2023, a purported POINT stockholder filed a complaint against POINT and each member of the POINT Board in the United States District Court for the Southern District of New York, captioned Trinh v. POINT Biopharma Global Inc., et al., Case No. 1:23-cv-09394 (the “Trinh Complaint” and, together with the Clark Complaint and the Jones Complaint, the “Complaints”).

The Complaints allege, among other things, violations of Sections 14(d) and 14(e) of the Exchange Act and Rule 14d-9 thereunder against all defendants and violations of Section 20(a) of the Exchange Act against the individual defendants. The plaintiffs contend that the Schedule 14D-9 omitted and/or misrepresented material information regarding the Transactions. The Complaints seek injunctive relief preventing the consummation of the Transactions, rescissory damages or rescission to the extent the Transactions are consummated, an order directing the individual defendants to file a Solicitation/Recommendation Statement on Schedule 14D-9 that does not contain any untrue statements of material fact, an award of plaintiff’s expenses including attorneys’ fees and expenses, and such other relief the court may deem just and proper.

The outcome of the matters described above cannot be predicted with certainty. Additional lawsuits may be filed against POINT, the POINT Board, Lilly and/or Purchaser in connection with the Merger Agreement, the Transactions, the Schedule TO and the Schedule 14D-9. If additional similar complaints are filed, absent new or different allegations that are material, Lilly, Purchaser and/or POINT will not necessarily announce such additional complaints.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 27, 2023	YOSEMITE FALLS ACQUISITION CORPORATION

/s/ Philip L. Johnson
	Name:	Philip L. Johnson
	Title:	President

ELI LILLY AND COMPANY

/s/ Anat Ashkenazi
	Name:	Anat Ashkenazi
	Title:	Executive Vice President and Chief Financial Officer